Exhibit 99.1

DRYSHIPS INC. ANNOUNCES THE INITIATION OF A REGULAR QUARTERLY DIVIDEND POLICY AND DECLARES ITS FIRST DIVIDEND TO HOLDERS OF COMMON STOCK UNDER THE NEW POLICY

ATHENS, GREECE – February 27, 2017 - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner of ocean going cargo vessels, announced today that its Board of Directors has decided to initiate a new dividend policy. Under this policy, the Company will pay a regular fixed quarterly dividend of $2.5 million to the holders of common stock. In addition, at its discretion, the Board may decide to pay additional amounts as dividend each quarter depending on market conditions and the Company's financial performance, over and above the fixed amount.

With respect to the quarter ended December 31, 2016, the Board of Directors declared a dividend of $2.5 million to the common shareholders of record as of March 15, 2017 and payable on or about March 31, 2017. The dividend per share amount to be paid by the Company will be determined based on the number of shares outstanding on the record date.

George Economou, the Company's Chairman and Chief Executive Officer commented:

"We are very excited to initiate our new dividend policy which is a testament to the dramatic transformation of the Company's finances over the last 6 months. We continue to transform DryShips and we are confident that the results of our efforts will become evident in the near future."
About DryShips

The Company is a diversified owner of ocean going cargo vessels that operate worldwide.  The Company owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, 1 Very Large Gas Carrier newbuilding, 1 Very Large Crude Carrier and 1 Aframax tanker newbuilding, each of which are expected to be delivered in the second quarter of 2017 and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com.  The information contained on the Company's website does not constitute a part of this press release.

Forward-Looking Statements

 Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com